Exhibit 99.1

Pan American Silver announces its unaudited fourth quarter and full year 2015 financial results

(All amounts in US$ unless otherwise indicated. Financial information is based on International Financial Reporting Standards ("IFRS"). Results are unaudited and could change based on final audited financial results.)

This news release contains forward-looking information about expected future events and financial and operating performance of the Company. Readers should refer to the risks and assumptions set out in the "Cautionary Note Regarding Forward-Looking Statements" contained in this news release.

VANCOUVER, Feb. 18, 2016 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) ("Pan American", or the "Company") today reported unaudited results for the three and twelve months ended December 31, 2015.

Strategic Achievements

Fourth Quarter ("Q4") 2015

•	Produced 6.78 million ounces of silver and 48,200 ounces of gold
•	Reduced consolidated cash costs(1) 24% from Q4 2014 to $9.09 per payable ounce of silver, net of by-product credits
•	Reduced consolidated All-In Sustaining Costs per Silver Ounce Sold(2) ("AISCSOS") 21% from Q4 2014 to $14.76, net of by-product credits
•	Increased net cash flow generated from operating activities to $23.4 million, or $0.15 per share

Full-Year 2015 ("2015")

•	Achieved record silver production of 26.12 million ounces
•	Achieved record gold production of 183,700 ounces
•	Reduced consolidated cash costs(1) by 15% from 2014 to $9.70 per payable ounce of silver, net of by-product credits
•	Reduced consolidated AISCSOS(2) by 17% from 2014 to $14.92
•	Generated strong net cash flow from operating activities of $88.7 million, sufficient to fully fund sustaining capital of $73.7 million
•	Advanced the La Colorada expansion:
•	New shaft 50% complete
•	New sulphide processing plant 70% complete
•	Commenced the Dolores expansion:
•	Advanced underground ramp 866 metres
•	New power line approximately 74% complete
(1)	Cash cost per ounce of silver, net of by-product credits ("cash costs") is a not a generally accepted accounting principle (a "non-GAAP") measure. Cash costs does not have a standardized meaning prescribed by IFRS as an indicator of performance. The Company's method of calculating cash costs may differ from the methods used by other entities and, accordingly, the Company's cash costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned cash costs per payable ounce of silver should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance. Readers should refer to the "Alternative Performance (non-GAAP) Measures" section at the end of this news release for a more detailed discussion of this measure and its calculation.
(2)	All-In Sustaining Costs per Silver Ounce Sold ("AISCSOS") is a non-GAAP measure. The Company has adopted AISCSOS as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and the Company believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow. AISCSOS does not have a standardized meaning prescribed by GAAP, and readers should refer to the "Alternative Performance (non-GAAP) Measures" section at the end of this news release for a more detailed discussion of this measure and its calculation.

Michael Steinmann, President and Chief Executive Officer of the Company commented on the fourth quarter 2015 and full-year 2015 performance results, "2015 was one of the strongest production years in Pan American's history with record silver and gold production, a 15% decrease of our cash costs and a 17% decrease in AISCSOS from 2014. In spite of deteriorating metal prices, our record setting production helped us to continue to generate strong operating cash flows of $88.7 million, or $0.58 per share, which was more than sufficient to cover our annual sustaining capital of $73.7 million. Our efforts did not fully counteract the effects of lower metal prices on our earnings, as net realizable value adjustments, low prices, foreign exchange losses, and impairments pushed us into a net loss position for the year."

Mr. Steinmann continued, "However, our balance sheet remains healthy and we have more than adequate cash to fully fund both of our expansion projects at La Colorada and Dolores, which are advancing as planned. I look forward to 2016 and beyond, when we should see substantial reductions to our cash costs and AISCSOS once the two expansions are complete."

Consolidated Financial Results

	Three months ended December 31,		Twelve months ended December 31,
(Unaudited in thousands of U.S. Dollars, except as noted)	2015	2014	2015	2014
Revenue	$162,960	$163,096	$674,688	$751,942
Mine operating (loss) earnings	$(7,771)	$(21,369)	$(32,089)	$8,073
Net loss for the period	$(136,958)	$(525,727)	$(231,556)	$(544,823)
Adjusted loss for the period(1)	$(17,517)	$(21,207)	$(57,968)	$(20,825)
Net cash generated from operating activities	$23,401	$823	$88,692	$124,188

Costs Per Payable Silver Ounce
All-in sustaining cost per silver ounce sold(2) (AISCSOS)	$14.76	$18.62	$14.92	$17.88

Per Share Results
Net loss per share attributable to common shareholders (basic)	$(0.88)	$(3.48)	$(1.49)	$(3.60)
Adjusted loss per share attributable to common shareholders (basic)(1)	$(0.12)	$(0.14)	$(0.38)	$(0.14)
Net cash generated from operating activities per share	$0.15	$0.01	$0.58	$0.82
(1)	Adjusted (loss) earnings, and adjusted (loss) earnings per share attributable to common shareholders, are a non-GAAP measure that the Company considers to better reflect normalized earnings as it eliminates items that may be volatile from period to period relating to positions which will settle in future periods, and items that are non-recurring. Readers should refer to the "Alternative Performance (non-GAAP) Measures" section at the end of this news release for a more detailed discussion of this measure and its calculation.
(2)	AISCSOS is a non-GAAP measure. AISCSOS does not have a standardized meaning prescribed by GAAP, and readers should refer to the "Alternative Performance (non-GAAP) Measures" section at the end of this news release for a more detailed discussion of this measure and its calculation.

Fourth Quarter Consolidated Financial Results – Q4 2015 vs. Q4 2014

Pan American's revenue during Q4 2015 declined slightly from Q4 2014, a result of metal price declines and negative price and quantity settlements, almost completely offset by increased quantities of metals sold, most notably gold and copper.

During Q4 2015, the Company's average realized prices for silver and gold declined 7% and 8%, respectively from Q4 2014 to $14.66 per ounce of silver and $1,109 per ounce of gold. The Company received $1,672 per tonne of zinc, $1,684 per tonne of lead, and $4,871 per tonne of copper, a decline from the fourth quarter of 2014 of 25%, 14%, and 26%, respectively.

The Company's net loss during Q4 2015 declined by $388.8 million from Q4 2014 primarily due to a decline of $412.8 million in net of tax impairment charges and a $13.6 million reduction in mine operating losses. During Q4 2015, the Company recorded $121.5 million in pre-tax impairment charges on the value of mineral properties, and plant and equipment at Morococha, Dolores and Alamo Dorado. The impairment charges were incurred mainly due to the prolonged decline in the Company's long-term reserve metal prices in the quarter. After adjusting for impairment charges and other items, the Company's adjusted loss for Q4 2015 declined 17% relative to Q4 2014, primarily the result of a decline in production costs.

Net cash generated from operating activities during Q4 2015 rose sharply compared to Q4 2014 due largely to the decline in mine operating losses, lower income tax, and interest payments.

AISCSOS during Q4 2015 declined 21%, or $3.86 from Q4 2014 to $14.76, primarily as a result of lower direct operating costs, higher by-product credits, particularly from more gold by-product production at Dolores and Alamo Dorado; and higher silver sales, partially offset by higher general and administrative expenses; and higher treatment and refining charges.

During Q4 2015, the Company paid $7.6 million in cash dividends to its shareholders and drew $36.2 million from its secured revolving line of credit exclusively in connection with the payment of the Minefinders convertible debentures, which all matured in December 2015.

Annual Consolidated Financial Results – 2015 vs. 2014

Pan American's revenue in 2015 declined by $77.3 million from 2014 revenues, due to significantly lower metals prices, partially offset by larger quantities of gold and copper sold. During 2015, the Company sold 20% more ounces of gold and 73% more tonnes of copper than in 2014 due to record annual gold and copper production.

In 2015, the Company's average realized prices for silver and gold declined 16% and 8% from 2014, respectively. Pan American received an average of $15.53 per ounce of silver and $1,162 per ounce of gold in 2015. The Company received $1,889 per tonne of zinc, 13% less than in 2014, $1,745 per tonne of lead, 16% less than in 2014, and $5,314 per tonne of copper, 22% less than in 2014.

Pan American's mine operating losses were $32.1 million during 2015, $40.2 million lower than the $8.1 million mine operating earnings generated in 2014. The decline in mine operating earnings was due almost entirely to the lower revenue, which was partially offset by a $40.2 million decrease in net production costs and royalties.

Pan American's net loss for 2015 declined by $313.3 million when compared to net losses for 2014, mostly on account of $392.7 million lower net of tax impairment charges, primarily offset by the previously mentioned decline in revenues. In 2015, the Company recognized pre-tax impairment charges totaling $150.3 million relating to write-downs of the Manantial Espejo, Morococha, Dolores, and Alamo Dorado mines.

The adjusted loss of $58.0 million for 2015 was $37.1 million higher than the adjusted loss in 2014. The year-over-year increased adjusted loss was largely attributable to the previously discussed decline in revenues, offset by reduced production costs and royalties and lower income taxes.

Net cash generated from operating activities during 2015 declined 29% compared to 2014, mainly as a result of lower revenues, offset by decreased production costs and royalties, as well as lower income tax payments. Operating cash flow generated during the year was sufficient to fund all of the Company's sustaining capital needs, taxes payable, interest payments and half of the $41.7 million distributed to shareholders during 2015 in the form of cash dividends.

Consolidated AISCSOS for 2015 declined 17% to $14.92 compared to 2014 due to lower sustaining capital expenditures, lower net realizable value adjustments to inventories, primarily related to Dolores heap leach inventories; lower direct operating costs, and higher by-product credits, mainly from record gold production.

At December 31, 2015, Pan American had $226.6 million in cash and short-term investments and maintained a very strong working capital position of $392.2 million.

Consolidated Operational Results – Q4 2015 vs. Q4 2014

	Q4 2015 Production			Q4 2014 Production
	Ag (Moz)	Au (koz)	Cash Costs(1) $	Ag (Moz)	Au (koz)	Cash Costs (1) $
La Colorada	1.42	0.65	7.28	1.29	0.72	7.57
Dolores	0.95	18.21	11.64	0.95	17.99	12.99
Alamo Dorado	0.82	7.89	5.49	0.86	5.67	14.07
Huaron	0.99	0.24	11.35	0.95	0.30	12.22
Morococha	0.52	0.78	12.99	0.60	0.91	12.53
San Vicente	1.08	n/a	11.12	1.17	n/a	11.88
Manantial Espejo	1.01	20.46	6.48	0.91	18.27	13.93
TOTAL (2)	6.78	48.22	9.09	6.73	43.86	11.92
(1)	Cash costs per payable ounce of silver, net of by-product credits. Average by-product metal prices for Q4 2015 were: Au $1,106/oz, Zn $1,613/tonne, Pb $1,681/tonne, and Cu $4,892/tonne. Cash costs is a non-GAAP measure and cash costs does not have a standardized meaning prescribed by IFRS as an indicator of performance. Readers should refer to the "Alternative Performance (non-GAAP) Measures" section at the end of this news release for a more detailed discussion of this measure and its calculation.
(2)	Totals may not add up due to rounding.

Silver production in Q4 2015 was similar to Q4 2014, with production increases at La Colorada, Huaron, and Manantial Espejo partially offset by production declines at the Company's other operations.

Despite substantially lower prices for all by-products, consolidated cash costs during Q4 2015 declined 24% due to higher production of all by-product metals and lower direct unit operating costs at all mines, particularly at Huaron, Morococha, Manantial Espejo and Alamo Dorado.

Gold production during Q4 2015 rose 10% from the comparable quarter of 2014, driven by increased production at Dolores, Alamo Dorado and Manantial Espejo.

During Q4 2015, Pan American also produced 11,500 tonnes of zinc, 4,100 tonnes of lead and 4,000 tonnes of copper, 12%, 5% and 34% more than in Q4 2014. Copper production rose significantly due to mine sequencing at the Company's Peruvian mines, where production continues to focus on copper-rich areas.

Consolidated Operational Results – 2015 vs. 2014

	FY 2015 Production			FY 2014 Production
	Ag (Moz)	Au (koz)	Cash Costs(1) $	Ag (Moz)	Au (koz)	Cash Costs (1) $
La Colorada	5.33	2.63	7.41	4.98	2.57	8.14
Dolores	4.25	79.14	9.28	3.98	66.82	12.94
Alamo Dorado	2.97	20.34	11.41	3.47	17.56	12.89
Huaron	3.71	1.05	10.91	3.63	1.16	11.56
Morococha	2.17	3.22	13.03	2.37	2.92	13.22
San Vicente	4.12	n/a	11.57	3.95	n/a	13.16
Manantial Espejo	3.58	77.32	7.33	3.72	70.47	10.12
TOTAL (2)	26.12	183.70	9.70	26.11	161.50	11.46
(1)	Cash costs per payable ounce of silver, net of by-product credits. Average by-product metal prices for 2015 were: Au $1,160/oz, Zn $1,928/tonne, Pb $1,784/tonne, and Cu $5,495/tonne. Cash costs is a non-GAAP measure and cash costs does not have a standardized meaning prescribed by IFRS as an indicator of performance. Readers should refer to the "Alternative Performance (non-GAAP) Measures" section at the end of this news release for a more detailed discussion of this measure and its calculation.
(2)	Totals may not add up due to rounding.

Consolidated record silver production for 2015 was similar to that of 2014, with production increases at La Colorada, Dolores, Huaron, and San Vicente offsetting declines at Alamo Dorado, Morococha and Manantial Espejo. Consolidated gold production rose 14% compared to 2014 to a new annual Company record with notable increases to production record levels at Dolores, Alamo Dorado and Manantial Espejo.

Despite substantially lower by-product metal prices, the Company reduced cash costs by 15% from 2014 on account of higher gold production and record-breaking consolidated copper production, as well as substantially lower unit operating costs per tonne at all of the Company's mines due to improved productivities, favorable currency exchange rates and lower costs for certain consumables, especially diesel fuel.

Pan American's consolidated base metals production during 2015 was 40,700 tonnes of zinc, 14,600 tonnes of lead and 15,000 tonnes of copper. Zinc production declined 7% and lead production declined 3% from 2014, mainly due to lower production at Morococha from a change in mine sequencing targeting higher value ores from the copper-rich Esperanza area that drove consolidated copper production up 67% from 2014.

Capital Expenditures – Fiscal Year 2015 vs. Fiscal Year 2014

During 2015, Pan American spent $73.7 million in sustaining capital at its operating mines, 25% less than in 2014, due to reduced pre-stripping at Manantial Espejo, fewer mining equipment replacements, and less capitalized underground infrastructure development at Huaron and Morococha given the advances accomplished in previous years.

In addition, the Company invested $76.5 million in long term project capital to advance the La Colorada and Dolores mine expansions.

Current and Future Dividends

Today, the Board of Directors approved a quarterly cash dividend in the amount of $0.0125 per common share. The cash dividend will be payable on or about Friday, March 11, 2016, to holders of record of common shares as of the close of Monday, February 29, 2016. Pan American's dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada). As is standard practice, the amounts and specific distribution dates of any future dividends will be evaluated and determined by the Board of Directors on an ongoing basis.

2016 Operational Forecast

In 2016, Pan American expects to produce between 24.0 million and 25.0 million ounces of silver and between 175,000 and 185,000 ounces of gold.

Pan American's 2016 base metals production is expected to be between 46,000 and 48,000 tonnes of zinc, 15,000 to 15,500 tonnes of lead and 13,000 to 13,500 tonnes of copper.

Consolidated cash costs for the full year 2016 are expected to be between $9.45 and $10.45 per ounce of silver, net of by-product credits, and consolidated AISCSOS are expected to be between $13.60 and $14.90, net of by-product credits. The Company has assumed by-product prices of Au $1,100/oz, Zn $1,700/tonne, Pb $1,600/tonne and Cu $4,600/tonne in the calculation of the forecast 2016 cash costs and AISCSOS.

Also in 2016, Pan American expects to spend between $65.0 million and $75.0 million in sustaining capital at its operating mines. In addition, the Company expects to invest between $135.0 million and $140.0 million in project development at La Colorada and Dolores.

Please refer to the Company's news release issued on January 19, 2016 for details of the Company's production and cash costs forecast by mine.

Technical information contained in this news release with respect to Pan American has been reviewed and approved by Martin Wafforn, P.Eng., VP Technical Services, who is the Company's Qualified Person for the purposes of National Instrument 43-101. For additional information about the Company's material mineral properties, please refer to the Company's Annual Information Form dated March 30, 2015, filed at www.sedar.com.

Pan American will host a conference call to discuss these results on Thursday, February 18, 2016 at 1:00 pm EST (10:00 am PST). To participate in the conference, please dial toll number 1-604-638-5340.

A live audio webcast and PowerPoint presentation will be available at https://meet.panamericansilver.com/ir/8D435YLF. The audio and PowerPoint webcast will also be available for replay by visiting the Events page of the Company's website at www.panamericansilver.com/Investors/Events.

About Pan American Silver

Pan American Silver's mission is to be the world's pre-eminent silver producer with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in Mexico, USA, Peru and Argentina.

NON-GAAP MEASURES

THIS NEWS RELEASE REFERS TO VARIOUS NON-GAAP MEASURES, SUCH AS CASH COSTS PER PAYABLE OUNCE OF SILVER, ALL-IN SUSTAINING COST PER SILVER OUNCE SOLD AND ADJUSTED (LOSS) EARNINGS.  READERS SHOULD REFER TO THE "ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES" SECTION AT THE END OF THIS NEWS RELEASE FOR A MORE DETAILED DISCUSSION OF THESE MEASURES AND THEIR CALCULATION.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS OR INFORMATION. FORWARD-LOOKING STATEMENTS OR INFORMATION IN THIS NEWS RELEASE RELATE TO, AMONG OTHER THINGS: OUR ESTIMATED PRODUCTION OF SILVER, GOLD AND OTHER METALS IN 2016; OUR ESTIMATED CASH COSTS PER PAYABLE OUNCE OF SILVER IN 2016; OUR ESTIMATED CAPITAL INVESTMENTS, AISCSOS, AND SUSTAINING CAPITAL FOR 2016; THE ABILITY OF THE COMPANY TO SUCCESSFULLY COMPLETE ANY CAPITAL INVESTMENT PROGRAMS AND PROJECTS AND THE IMPACTS OF ANY SUCH PROGRAMS AND PROJECTS ON THE COMPANY; AND ANY ANTICIPATED LEVEL OF FINANCIAL AND OPERATIONAL SUCCESS IN 2016.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT OPERATIONAL, BUSINESS, ECONOMIC AND REGULATORY UNCERTAINTIES AND CONTINGENCIES.  THESE ASSUMPTIONS INCLUDE: TONNAGE OF ORE TO BE MINED AND PROCESSED; ORE GRADES AND RECOVERIES; PRICES FOR SILVER, GOLD AND BASE METALS REMAINING AS ESTIMATED; CURRENCY EXCHANGE RATES REMAINING AS ESTIMATED; CAPITAL, DECOMMISSIONING AND RECLAMATION ESTIMATES; OUR MINERAL RESERVE AND RESOURCE ESTIMATES AND THE ASSUMPTIONS UPON WHICH THEY ARE BASED; PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); NO LABOUR-RELATED DISRUPTIONS AT ANY OF OUR OPERATIONS: NO UNPLANNED DELAYS IN OR INTERRUPTIONS IN SCHEDULED PRODUCTION; ALL NECESSARY PERMITS, LICENCES AND REGULATORY APPROVALS FOR OUR OPERATIONS ARE RECEIVED IN A TIMELY MANNER; AND OUR ABILITY TO COMPLY WITH ENVIRONMENTAL, HEALTH AND SAFETY LAWS. THE FOREGOING LIST OF ASSUMPTIONS IS NOT EXHAUSTIVE.

THE COMPANY CAUTIONS THE READER THAT FORWARD-LOOKING STATEMENTS AND INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS AND DEVELOPMENTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS OR INFORMATION CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SILVER, GOLD AND  BASE METALS PRICES; FLUCTUATIONS IN PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR, PERUVIAN SOL, MEXICAN PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); OPERATIONAL RISKS AND HAZARDS INHERENT WITH THE BUSINESS OF MINING (INCLUDING ENVIRONMENTAL ACCIDENTS AND HAZARDS, INDUSTRIAL ACCIDENTS, EQUIPMENT BREAKDOWN, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, CAVE-INS, FLOODING AND SEVERE WEATHER); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH, AND CLAIMS BY, LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; OUR ABILITY TO OBTAIN ALL NECESSARY PERMITS, LICENSES AND REGULATORY APPROVALS IN A TIMELY MANNER; CHANGES IN LAWS, REGULATIONS AND GOVERNMENT PRACTICES IN THE JURISDICTIONS WHERE WE OPERATE, INCLUDING ENVIRONMENTAL, EXPORT AND IMPORT LAWS AND REGULATIONS; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; INCREASED COMPETITION IN THE MINING INDUSTRY FOR EQUIPMENT AND QUALIFIED PERSONNEL; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. INVESTORS ARE CAUTIONED AGAINST UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS AND INFORMATION. FORWARD-LOOKING STATEMENTS AND INFORMATION ARE DESIGNED TO HELP READERS UNDERSTAND MANAGEMENT'S CURRENT VIEWS OF OUR NEAR AND LONGER TERM PROSPECTS AND MAY NOT BE APPROPRIATE FOR OTHER PURPOSES. THE COMPANY DOES NOT INTEND, NOR DOES IT ASSUME ANY OBLIGATION TO UPDATE OR REVISE FORWARD-LOOKING STATEMENTS AND INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, CHANGES IN ASSUMPTIONS, FUTURE EVENTS OR OTHERWISE, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW.

Pan American Silver Corp.

Consolidated Statements of Financial Position
As at December 31, 2015 and 2014 (Unaudited in thousands of U.S. dollars)
	December 31, 2015	December 31, 2014

Assets
Current assets
Cash and cash equivalents	$133,963	$146,193
Short-term investments	92,678	184,220
Trade and other receivables	87,041	105,644
Income taxes receivable	27,373	37,626
Inventories	204,361	252,549
Prepaid expenses and other current assets	6,748	4,464
	552,164	730,696
Non-current assets
Mineral properties, plant and equipment	1,145,221	1,266,391
Long-term refundable tax	8,994	7,698
Deferred tax assets	3,730	2,584
Other assets	1,871	7,447
Goodwill	3,057	3,057
Total Assets	$1,715,037	$2,017,873

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$112,829	$126,209
Loan payable	19,578	17,600
Current portion of long-term debt	-	34,797
Provisions	8,979	3,121
Derivative financial instruments	2,835	-
Current portion of finance lease	2,238	3,993
Current income tax liabilities	13,481	22,321
	159,940	208,041
Non-current liabilities
Provisions	45,892	45,063
Deferred tax liabilities	142,127	160,072
Long-term debt	36,200	-
Long-term portion of finance lease	1,759	4,044
Other long-term liabilities	30,503	30,716
Total Liabilities	416,421	447,936

Equity
Capital and reserves
Issued capital	2,298,390	2,296,672
Share option reserve	22,829	22,091
Investment revaluation reserve	(458)	(485)
Deficit	(1,023,539)	(755,186)
Total Equity attributable to equity holders of the Company	1,297,222	1,563,092
Non-controlling interests	1,394	6,845
Total Equity	1,298,616	1,569,937
Total Liabilities and Equity	$1,715,037	$2,017,873

Pan American Silver Corp.
Consolidated Income Statements
(Unaudited in thousands of U.S. dollars, except for share and per share amounts)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2015	2014	2015	2014

Revenue	$162,960	$163,096	$674,688	$751,942
Cost of sales
Production costs	(127,873)	(140,695)	(532,031)	(568,204)
Depreciation and amortization	(36,917)	(38,493)	(150,845)	(147,710)
Royalties	(5,941)	(5,277)	(23,901)	(27,955)
	(170,731)	(184,465)	(706,777)	(743,869)
Mine operating (loss) earnings	$(7,771)	$(21,369)	$(32,089)	$8,073

General and administrative	(5,890)	(3,051)	(18,027)	(17,908)
Exploration and project development	(2,320)	(4,278)	(11,940)	(13,225)
Impairment charge	(121,512)	(596,262)	(150,268)	(596,262)
Foreign exchange losses	(3,971)	(4,486)	(13,004)	(13,275)
Losses on commodity and foreign currency contracts	(1,999)	-	(324)	-
Gain on sale of assets	38	945	372	1,145
Other expenses	(442)	(1,583)	(4,762)	(1,314)
Loss from continuing operations	(143,867)	(630,084)	(230,042)	(632,766)

Gain (loss) on derivatives	4	(252)	278	1,348
Investment income	1,394	568	2,461	2,840
Interest and finance expense	(2,529)	(1,277)	(8,452)	(8,739)
Loss before income taxes	(144,998)	(631,045)	(235,755)	(637,317)
Income tax recovery	8,040	105,318	4,199	92,494
Net loss for the period	$(136,958)	$(525,727)	$(231,556)	$(544,823)

Attributable to:
Equity holders of the Company	$(132,909)	$(526,706)	$(226,650)	$(545,588)
Non-controlling interests	(4,049)	979	(4,906)	765
	$(136,958)	$(525,727)	$(231,556)	$(544,823)

Loss per share attributable to common shareholders
Basic and diluted loss per share	$(0.88)	$(3.48)	$(1.49)	$(3.60)
Weighted average shares outstanding (in 000's) Basic and diluted	151,715	151,534	151,664	151,511

Consolidated Statements of Comprehensive Income
(unaudited in thousands of U.S. dollars)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2015	2014	2015	2014
Net loss for the period	$(136,958)	$(525,727)	$(231,556)	$(544,823)

Unrealized net loss on available for sale securities (net of zero dollars tax)	(256)	(485)	(1,459)	(1,429)
Reclassification adjustment for net loss included in earnings	359	319	1,486	1,081
Total comprehensive loss for the period	$(136,855)	$(525,893)	$(231,529)	$(545,171)

Total comprehensive loss attributable to:
Equity holders of the Company	$(132,806)	$(526,872)	$(226,623)	$(545,936)
Non-controlling interests	(4,049)	979	(4,906)	765
	$(136,855)	$(525,893)	$(231,529)	$(545,171)

Pan American Silver Corp.
Consolidated Statements of Cash Flows
(Unaudited in thousands of U.S. dollars)
			Three months ended			Twelve months ended
			December 31,			December 31,
			2015	2014		2015	2014
Cash flow from operating activities
Net loss for the period			$(136,958)		$(525,727)	$(231,556)	$(544,823)

Current income taxes expense			7,114		10,136	15,854	35,807
Deferred income tax recovery			(15,154)		(115,454)	(20,053)	(128,301)
Interest expense			1,166		360	3,640	5,072
Depreciation and amortization			36,917		38,493	150,845	147,710
Impairment charge			121,512		596,262	150,268	596,262
Accretion on closure and decommissioning provision			810		809	3,239	3,238
Unrealized (gains) losses on foreign exchange			(1,319)		(618)	860	4,034
Share-based compensation expense			226		504	2,569	2,529
Losses on commodity and foreign currency contracts			1,999		-	324	-
(Gain) loss on derivatives			(4)		252	(278)	(1,348)
Gain on sale of assets			(38)		(945)	(372)	(1,145)
Net realizable value adjustment for inventory			5,028		2,212	10,861	29,953
Changes in non-cash operating working capital			6,064		3,849	19,840	11,597
Operating cash flows before interest and income taxes			27,363		10,133	106,041	160,585

Interest paid			(823)		(1,868)	(4,472)	(5,051)
Interest received			102		249	1,012	1,792
Income taxes paid			(3,241)		(7,691)	(13,889)	(33,138)
Net cash generated from operating activities			23,401		823	88,692	124,188

Cash flow from investing activities
Payments for mineral properties, plant and equipment			(53,705)		(30,131)	(146,735)	(131,761)
Proceeds from (purchase of) short term investments			18,248		33,672	91,296	(13,524)
Proceeds from settlement of commodity contracts			990		-	2,511	-
Proceeds from sale of mineral properties, plant and equipment			103		1,378	647	1,852
Refundable tax and other asset expenditures			(666)		1,449	(111)	187
Net cash (used in) generated from investing activities			(35,030)		6,368	(52,392)	(143,246)

Cash flow from financing activities
Proceeds from issue of equity shares			-		3	-	3
Dividends paid			(7,579)		(18,933)	(41,703)	(75,751)
Payment of convertible debenture			(36,235)		-	(36,235)	-
Proceeds from credit facility			36,200		-	36,200	-
(Payment of) proceeds from short term loan			(367)		(444)	1,978	(2,438)
Payments of equipment leases			(571)		(1,544)	(7,531)	(5,347)
Net distributions to non-controlling interests			(16)		-	(545)	(375)
Net cash used in financing activities			(8,568)		(20,918)	(47,836)	(83,908)
Effects of exchange rate changes on cash			(1,139)		(62)	(694)	(778)
Net decrease in cash and cash equivalents			(21,336)		(13,789)	(12,230)	(103,744)
Cash and cash equivalents at the beginning of the period			155,299		159,982	146,193	249,937
Cash and cash equivalents at the end of the period			$133,963		$146,193	$133,963	$146,193

Supplemental Cash Flow Information
Significant Non-Cash Items
Equipment acquired by leases			$2,571		$636	$3,491	$3,230
Stock compensation issued to employees and directors			$1,545		$1,389	$1,718	$1,461

Mine Operating Highlights
La Colorada	Three months ended December 31,		Twelve months ended December 31,
	2015	2014		2015		2014
Tonnes milled - kt	122.7	119.7		485.4		471.3
Average silver grade – grams per tonne	401	373		379		366
Average silver recovery - %	90.0	89.7		90.1		89.8
Production:
Silver – koz	1,423	1,286		5,327		4,979
Gold – koz	0.65	0.72		2.63		2.57
Zinc – kt	2.51	2.19		8.91		7.70
Lead – kt	1.25	1.02		4.26		3.74

Cash cost per ounce net of by-products	$7.28	$7.57		$7.41		$8.14

AISCSOS	$9.75	$9.20		9.57		$10.90

Payable silver sold - koz	1,263	1,099		5,109		4,726

Sustaining capital - ('000s)	$2,965	$1,488		$9,869		$13,476

Dolores	Three months ended December 31,		Twelve months ended December 31,
	2015	2014	2015	2014
Tonnes placed - kt	1,501.3	1,611.9	6,108.9	6,053.9
Average silver grade – grams per tonne	36	42	44	40
Average gold grade – grams per tonne	0.52	0.48	0.57	0.44
Average silver produced to placed ratio - %	54.2	44.2	49.7	51.8
Average gold produced to placed ratio - %	72.7	72.6	70.9	78.3
Production:
Silver – koz	947	954	4,250	3,982
Gold – koz	18.21	17.99	79.14	66.82

Cash cost per ounce net of by-products	$11.64	12.99	9.28	12.94

AISCSOS	$21.55	31.20	12.67	27.02

Payable silver sold - koz	1,048	883	4,448	3,912

Sustaining capital - ('000s)	$10,064	7,962	25,162	27,632

Alamo Dorado	Three months ended December 31,		Twelve months ended December 31,
	2015	2014	2015	2014
Tonnes milled - kt	455.3	481.4	1,798.6	1,763.0
Average silver grade – grams per tonne	64	63	62	75
Average gold grade – grams per tonne	0.56	0.40	0.39	0.37
Average silver recovery - %	86.0	83.8	82.9	81.4
Production:
Silver – koz	818	865	2,970	3,473
Gold – koz	7.89	5.67	20.34	17.56
Copper – tonnes	40	10	100	30

Cash cost per ounce net of by-products	$5.49	$14.07	$11.41	$12.89

AISCSOS	$7.93	$17.39	$12.72	$13.05

Payable silver sold - koz	726	816	2,944	3,606

Sustaining capital - ('000s)	$-	$67	$-	$293

Huaron	Three months ended December 31,		Twelve months ended December 31,
	2015	2014	2015	2014
Tonnes milled - kt	233.0	236.8	894.5	892.8
Average silver grade – grams per tonne	161	157	157	154
Average zinc grade – %	2.63	2.34	2.41	2.41
Average silver recovery - %	82.6	82.5	83.2	83.2
Production:
Silver – koz	987	952	3,705	3,635
Gold – koz	0.24	0.30	1.05	1.16
Zinc – kt	3.98	3.37	13.55	14.20
Lead – kt	1.96	1.63	6.92	6.03
Copper – kt	1.67	1.71	6.70	5.88

Cash cost per ounce net of by-products	$11.35	$12.22	$10.91	$11.56

AISCSOS	$18.74	$22.35	$16.89	$19.07

Payable silver sold - koz	774	788	3,009	3,025

Sustaining capital - ('000s)	$4,599	$4,970	$13,610	$17,327

Morococha	Three months ended December 31,		Twelve months ended December 31,
	2015	2014	2015	2014
Tonnes milled - kt	165.6	148.9	637.2	566.3
Average silver grade – grams per tonne	117	145	124	152
Average zinc grade - %	2.83	3.09	2.83	3.60
Average silver recovery - %	84.7	86.7	85.2	86.4
Production:
Silver – koz	524	603	2,165	2,370
Gold – koz	0.78	0.91	3.22	2.92
Zinc – kt	2.76	3.29	11.37	15.80
Lead – kt	0.66	1.10	2.56	4.74
Copper – kt	2.29	1.26	8.16	3.08

Cash cost per ounce net of by-products	$12.99	$12.53	$13.03	$13.22

AISCSOS	$21.02	$20.20	$19.21	$19.39

Payable silver sold - koz	483	537	1,995	2,125

Sustaining capital - ('000s)	$2,516	$3,149	$7,713	$10,199

San Vicente	Three months ended December 31,		Twelve months ended December 31,
	2015	2014	2015	2014
Tonnes milled - kt	86.0	85.1	330.8	316.0
Average silver grade – grams per tonne	428	454	422	417
Average zinc grade - %	3.30	2.10	2.65	2.37
Average silver recovery - %	91.2	94.5	92.6	93.2
Production:
Silver – koz	1,081	1,172	4,118	3,949
Zinc – kt	2.22	1.38	6.82	5.84
Lead – kt	0.22	0.16	0.84	0.50

Cash cost per ounce net of by-products	$11.12	$11.88	$11.57	$13.16

AISCSOS	$11.00	$11.90	$11.91	$13.78

Payable silver sold - koz	1,448	1,117	4,019	4,177

Sustaining capital - ('000s)	$996	$992	$3,286	$3,415

Manantial Espejo	Three months ended December 31,		Twelve months ended December 31,
	2015	2014	2015	2014
Tonnes milled - kt	207.7	210.4	774.9	796.9
Average silver grade – grams per tonne	164	144	158	157
Average gold grade – grams per tonne	3.19	2.86	3.28	2.82
Average silver recovery - %	91.7	92.0	91.6	92.1
Average gold recovery - %	94.6	94.8	95.1	95.2
Production:
Silver – koz	1,005	913	3,583	3,725
Gold – koz	20.46	18.27	77.32	70.47

Cash cost per ounce net of by-products	$6.48	$13.93	$7.33	$10.12

AISCSOS	$10.96	$17.21	$18.81	$17.93

Payable silver sold - koz	978	1,113	3,655	3,860

Sustaining capital - ('000s)	$2,337	$5,543	$14,061	$26,741

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

•	AISCSOS

We believe that AISCSOS reflects a comprehensive measure of the full cost of operating our consolidated business given it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow. To facilitate a better understanding of this measure as calculated by the Company, the following table provides the detailed reconciliation of this measure to the applicable cost items, as reported in the consolidated income statements for the respective periods:

All-In Sustaining Cost per Silver Ounce Sold
(Unaudited in thousands of U.S. dollars

		Three months ended December 31,		Twelve months ended December 31,
(In thousands of USD, except as noted)		2015	2014	2015	2014
Direct operating costs		$122,845	$138,484	$521,169	$538,251
Net realizable value ("NRV") inventory adjustments		5,028	2,212	10,861	29,953
Production costs		$127,873	$140,695	$532,031	$568,204
Royalties		5,941	5,277	23,901	27,955
Smelting, refining and transportation charges(1)		24,995	24,159	90,858	86,470
Less by-product credits(1)		(92,138)	(84,141)	(377,954)	(361,309)
Cash cost of sales net of by-products(2)		$66,671	$85,990	$268,835	$321,319

Sustaining capital(3)		$23,476	$24,173	$73,701	$99,083
Exploration and project development		2,320	4,278	11,940	13,225
Reclamation cost accretion		810	809	3,239	3,238
General & administrative expense		5,890	3,051	18,027	17,908
All-in sustaining costs(2)	A	$99,167	$118,299	$375,744	$454,744
Payable ounces sold (in thousands)	B	6,719.5	6,352.6	25,179.8	25,430.5
All-in sustaining cost per silver ounce sold, net of by-products	A/B	$14.76	$18.62	$14.92	$17.88
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV) adjustments)		$14.01	$18.27	$14.49	$16.71
(1)	Included in the revenue line of the unaudited condensed consolidated income statements and are reflective of realized metal prices for the applicable periods.
(2)	Totals may not add due to rounding.
(3)	Please refer to the Sustaining Capital table.

As part of the AISCSOS measure, sustaining capital is included while expansionary or acquisition capital (referred to by the Company as investment capital) is not. Inclusion of sustaining capital only is a better measure of capital costs associated with current ounces sold as opposed to investment capital, which is expected to increase future production. For the periods under review, the below noted items associated with the La Colorada expansion project, and Dolores' leach pad and other expansionary expenditures are considered investment capital projects.

Sustaining Capital
(Unaudited in thousands of U.S. dollars)

Reconciliation of payments for mineral property, plant and equipment and sustaining capital	Three months ended December 31,		Twelve months ended December 31,
(in thousands of USD)	2015	2014	2015	2014
Payments for mineral properties, plant and equipment(1)	$53,705	$30,131	$146,735	$131,761
Add/(Subtract)
Advances received for leases	2,571	636	3,491	3,230
Non-Sustaining capital (Dolores, La Colorada projects, and other)	(32,800)	(6,595)	(76,524)	(35,908)
Sustaining Capital(2)	$23,476	$24,172	$73,701	$99,083
(1) As presented on the unaudited condensed consolidated statements of cash flows.
(2) Totals may not add due to rounding.

All-In Sustaining Cost per Silver Ounce Sold per mine
(Unaudited in thousands of U.S. dollars)

Three months ended December 31, 2015
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	11,454	29,065	14,034	16,999	14,707	11,747	24,837		122,845
NRV inventory adjustments	-	3,132	684	-	-	-	1,212		5,028
Production costs	11,454	32,198	14,718	16,999	14,707	11,747	26,049		127,873
Royalties	73	1,225	97	-	-	3,542	1,004		5,941
Smelting, refining and transportation charges(1)	3,009	31	252	7,451	7,711	4,615	1,926		24,995
Less by-product credits(1)	(5,415)	(21,110)	(9,369)	(14,752)	(15,587)	(5,031)	(20,874)		(92,138)
Cash cost of sales net of by-products(2)	9,121	12,344	5,698	9,698	6,831	14,873	8,105		66,671

Sustaining capital(3)	2,965	10,064	-	4,599	2,516	996	2,337		23,476
Exploration and project development	172	86	-	53	722	-	-	1,287	2,320
Reclamation cost accretion	59	90	58	150	96	56	274	26	810
General & administrative expense	-	-	-	-	-	-	-	5,890	5,890
All-in sustaining costs(2)	12,317	22,585	5,756	14,500	10,165	15,925	10,716	7,202	99,167
Payable ounces sold	1,262,660	1,048,000	726,214	773,799	483,481	1,447,582	977,754		6,719,489

All-in sustaining cost per silver ounce sold, net of by-products	$9.75	$21.55	$7.93	$18.74	$21.02	$11.00	$10.96		$14.76
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	$9.75	$18.56	$6.98	$18.74	$21.02	$11.00	$9.72		$14.01
(1)	Included in the revenue line of the unaudited condensed consolidated income statements and are reflective of realized metal prices for the applicable periods.
(2)	Totals may not add due to rounding.
(3)	Please refer to the Sustaining Capital table.

Twelve months ended December 31, 2015
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	48,842	132,343	60,159	66,878	66,096	32,211	114,640		521,169
NRV inventory adjustments		(11,417)	(522)				22,800		10,861
Production costs	48,842	120,926	59,637	66,878	66,096	32,211	137,440		532,031
Royalties	385	5,289	344	-	-	14,051	3,832		23,901
Smelting, refining and transportation charges(1)	11,877	132	682	26,986	31,424	11,147	8,609		90,858
Less by-product credits(1)	(22,585)	(96,066)	(23,446)	(58,027)	(68,480)	(13,047)	(96,302)		(377,954)
Cash cost of sales net of by-products (2)	38,519	30,281	37,217	35,837	29,041	44,362	53,579		268,836

Sustaining capital(3)	9,869	25,162	-	13,610	7,713	3,286	14,061		73,701
Exploration and project development	254	544	-	765	1,202	-	-	9,175	11,940
Reclamation cost accretion	237	362	232	600	384	226	1,096	103	3,239
General & administrative expense	-	-	-	-	-	-	-	18,027	18,027
All-in sustaining costs(3)	48,879	56,348	37,450	50,813	38,339	47,873	68,736	27,305	375,744
Payable ounces sold	5,108,985	4,448,000	2,944,491	3,009,185	1,995,307	4,019,265	3,654,556		25,179,788

All-in sustaining cost per silver ounce sold, net of by-products	$9.57	$12.67	$12.72	$16.89	$19.21	$11.91	$18.81		$14.92
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	$9.57	$15.24	$12.90	$16.89	$19.21	$11.91	$12.57		$14.49
(1)	Included in the revenue line of the unaudited condensed consolidated income statements and are reflective of realized metal prices for the applicable periods.
(2)	Totals may not add due to rounding.
(3)	Please refer to the Sustaining Capital table.

Three months ended December 31, 2014
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	11,676	29,668	18,309	20,589	16,583	8,353	33,307		138,484
NRV inventory adjustments	-	6,341	1,248	-	-	-	(5,377)		2,212
Production costs	11,676	36,009	19,557	20,589	16,583	8,353	27,929		140,696
Royalties	95	1,023	96	-	-	3,112	951		5,277
Smelting, refining and transportation charges(1)	2,775	49	149	10,363	5,163	3,471	2,188		24,159
Less by-product credits(1)	(5,980)	(17,859)	(5,870)	(18,525)	(15,198)	(2,681)	(18,027)		(84,141)
Cash cost of sales net of by-products (2)	8,565	19,222	13,931	12,428	6,549	12,254	13,041		85,990

Sustaining capital(3)	1,488	7,962	67	4,970	3,149	992	5,543		24,172
Exploration and project development	1	264	135	59	1,056	-	294	2,469	4,278
Reclamation cost accretion	59	90	58	150	96	56	274	25	809
General & administrative expense	-	-	-	-	-	-	-	3,051	3,051
All-in sustaining costs(3)	10,113	27,538	14,191	17,607	10,849	13,302	19,152	5,545	118,299

Payable ounces sold	1,098,949	882,500	816,061	787,616	537,071	1,117,385	1,112,980		6,352,562
All-in sustaining cost per silver ounce sold, net of by-products	$9.20	$31.20	$17.39	$22.35	$20.20	$11.90	$17.21		$18.62
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	$9.20	$24.02	$15.86	$22.35	$20.20	$11.90	$22.04		$18.27
(1) Included in the revenue line of the unaudited condensed interim consolidated income statements and are reflective of realized metal prices for the applicable periods.
(2) Totals may not add due to rounding.
(3) Please refer to the Sustaining Capital table.

Twelve months ended December 31, 2014
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	49,992	129,154	65,519	77,013	68,873	34,126	113,573		538,250
NRV inventory adjustments	-	23,253	1,947	-	-	-	4,753		29,953
Production costs	49,992	152,407	67,466	77,013	68,873	34,126	118,326		568,203
Royalties	436	4,888	457	-	-	17,900	4,273		27,955
Smelting, refining and transportation charges(1)	11,142	178	633	32,146	19,799	13,638	8,934		86,470
Less by-product credits(1)	(23,761)	(81,377)	(22,370)	(70,723)	(59,487)	(11,753)	(91,838)		(361,309)
Cash cost of sales net of by-products(2)	37,808	76,097	46,187	38,437	29,185	53,911	39,695		321,319

Sustaining capital(3)	13,476	27,632	293	17,327	10,199	3,415	26,741		99,083
Exploration and project development	9	1,602	336	1,312	1,453	-	1,657	6,855	13,225
Reclamation cost accretion	237	362	232	600	384	226	1,096	102	3,238
General & administrative expense	-	-	-	-	-	-	-	17,908	17,908
All-in sustaining costs(2)	51,530	105,693	47,048	57,676	41,221	57,552	69,189	24,865	454,773
Payable ounces sold	4,726,138	3,911,600	3,605,832	3,024,572	2,125,430	4,177,048	3,859,900		25,430,519

All-in sustaining cost per silver ounce sold, net of by-products	$ 10.90	$ 27.02	$ 13.05	$ 19.07	$ 19.39	$ 13.78	$ 17.93		$ 17.88
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	$ 10.90	$ 21.08	$ 12.51	$ 19.07	$ 19.39	$ 13.78	$ 16.69		$ 16.71
(1)	Included in the revenue line of the unaudited condensed consolidated income statements and are reflective of realized metal prices for the applicable periods.
(2)	Totals may not add due to rounding.
(3)	Please refer to the Sustaining Capital table.

•	Cash Costs per Ounce of Silver, net of by-product credits

Pan American produces by-product metals incidentally to our silver mining activities. We have adopted the practice of calculating the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gained from incidental by-product production, as a performance measure. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.

Cash costs per ounce metrics, net of by-product credits, were utilized extensively in our internal decision making processes. We believe they are useful to investors as these metrics facilitate comparison, on a mine by mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations' relative performance on a period by period basis, and against the operations of our peers in the silver industry on a consistent basis. Cash costs per ounce is conceptually understood and widely reported in the silver mining industry. However, cash cost per ounce does not have a standardized meaning prescribed by GAAP and the Company's method of calculating cash costs may differ from the methods used by other entities.

To facilitate a better understanding of these measures as calculated by the Company, the following table provides the detailed reconciliation of these measures to the production costs, as reported in the consolidated income statements for the respective periods:

Total Cash Costs per ounce of Payable Silver, net of by-product credits(1)		Three months ended December 31,		Twelve months ended December 31,
(in thousands of U.S. dollars except as noted)		2015	2014	2015	2014
Production costs		$127,873	$140,695	$532,031	$568,204
Add/(Subtract)
Royalties		5,941	5,277	23,901	27,955
Smelting, refining, and transportation charges		24,319	21,195	94,804	76,968
Worker's participation and voluntary payments		62	113	(147)	(484)
Change in inventories		(3,115)	8,966	(19,114)	15,835
Other		882	(1,461)	(6,537)	(5,653)
Non-controlling interests(2)		(1,072)	(1,204)	(4,331)	(4,746)
Metal inventories recovery (write-down)		(5,028)	(2,212)	(10,861)	(29,953)
Cash Operating Costs before by-product credits		149,860	171,369	609,746	648,126
Less gold credit		(52,562)	(51,794)	(208,800)	(201,317)
Less zinc credit		(15,855)	(19,676)	(66,831)	(81,357)
Less lead credit		(6,477)	(7,412)	(24,488)	(29,903)
Less copper credit		(17,030)	(16,935)	(71,635)	(52,856)
Cash Operating Costs net of by-product credits	A	57,936	75,554	237,992	282,693

Payable Silver Production (koz)	B	6,370.8	6,340.4	24,530.8	24,663.4
Cash Costs per ounce net of by-product credits	(A*$1000) /B	$9.09	$11.92	$9.70	$11.46
(1)	Figures in this table and in the associated tables below may not add due to rounding.
(2)	Figures presented in the reconciliation table above are on a 100% basis as presented in the statements with an adjustment line item to account for the portion of the Morococha and San Vicente mines owned by non-controlling interests, an expense item not included in operating cash costs. The associated tables below are for the Company's share of ownership only.

Three months ended December 31, 2015(1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$15,861	$31,089	$13,353	$23,380	$21,143	$14,376	$29,203	$148,405
Less gold credit	b1	(595)	(20,095)	(8,726)	(24)	(330)	(63)	(22,699)	(52,531)
Less zinc credit	b2	(3,420)	-	-	(5,299)	(3,664)	(3,006)	-	(15,390)
Less lead credit	b3	(1,956)	-	-	(3,107)	(1,040)	(274)	-	(6,376)
Less copper credit	b4	-	-	(181)	(5,750)	(10,241)	-	-	(16,172)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(5,971)	$(20,095)	$(8,907)	$(14,179)	$(15,275)	$(3,343)	$(22,699)	$(90,469)
Cash Costs net of by-product credits	C=(A+B)	$9,890	$10,995	$4,446	$9,200	$5,868	$11,033	$6,505	$57,936

Payable ounces of silver (thousand)	D	1,359	945	810	810	452	992	1,003	6,371

Cash cost per ounce net of by-products	C/D	$7.28	$11.64	$5.49	$11.35	$12.99	$11.12	$6.48	$9.09

Twelve months ended December 31, 2015(1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$61,748	$130,918	$57,178	$93,503	$88,542	$56,262	$115,548	$603,698
Less gold credit	b1	(2,586)	(91,551)	(23,187)	(174)	(1,594)	(241)	(89,320)	$(208,654)
Less zinc credit	b2	(14,429)	-	-	(21,416)	(17,973)	(10,932)	-	(64,750)
Less lead credit	b3	(7,049)	-	-	(11,586)	(4,261)	(1,173)	-	(24,069)
Less copper credit	b4	-	-	(439)	(27,189)	(40,606)	-	-	(68,233)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(24,064)	$(91,551)	$(23,625)	$(60,365)	$(64,434)	$(12,346)	$(89,320)	$(365,706)
Cash Costs net of by-product credits	C=(A+B)	$37,683	$39,367	$33,553	$33,137	$24,107	$43,916	$26,228	$237,992

Payable ounces of silver (thousand)	D	5,089	4,242	2,941	3,037	1,851	3,796	3,576	24,531

Cash cost per ounce net of by-products	C/D	$7.41	$9.28	$11.41	$10.91	$13.03	$11.57	$7.33	$9.70

Three months ended December 31, 2014
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$15,824	$33,909	$18,896	$29,001	$22,046	$15,736	$34,500	$169,913
Less gold credit	b1	$(681)	$(21,555)	$(6,775)	$(36)	$(798)	$(67)	$(21,812)	$(51,724)
Less zinc credit	b2	$(4,154)	$-	$-	$(6,177)	$(6,110)	$(2,586)	$-	$(19,028)
Less lead credit	b3	$(1,897)	$-	$-	$(3,049)	$(2,069)	$(211)	$-	$(7,227)
Less copper credit	b4	$-	$-	$(32)	$(9,746)	$(6,604)	$-	$-	$(16,382)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(6,731)	$(21,555)	$(6,807)	$(19,009)	$(15,581)	$(2,864)	$(21,812)	$(94,360)
Cash Costs net of by-product credits	C=(A+B)	$9,093	$12,354	$12,089	$9,993	$6,465	$12,872	$12,688	$75,553

Payable ounces of silver (thousand)	D	1,202	951	859	818	516	1,084	911	6,340

Cash cost per Ounce of Silver net of by-product credits	=C/D	$7.57	$12.99	$14.07	$12.22	$12.53	$11.88	$13.93	$11.92

Twelve months ended December 31, 2014
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$62,635	$135,665	$66,727	$107,990	$83,915	$59,287	$126,500	$642,720
Less gold credit	b1	$(2,534)	$(84,317)	$(22,048)	$(295)	$(2,730)	$(254)	$(88,898)	$(201,075)
Less zinc credit	b2	$(14,128)	$-	$-	$(25,414)	$(28,381)	$(10,504)	$-	$(78,426)
Less lead credit	b3	$(7,265)	$-	$-	$(11,817)	$(9,340)	$(663)	$-	$(29,086)
Less copper credit	b4	$-	$-	$(164)	$(34,394)	$(16,884)	$-	$-	$(51,442)

Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(23,927)	$(84,317)	$(22,212)	$(71,920)	$(57,335)	$(11,420)	$(88,898)	$(360,028)
Cash Costs net of by-product credits	C=(A+B)	$38,708	$51,347	$44,516	$36,070	$26,581	$47,867	$37,602	$282,692

Payable ounces of silver (thousand)	D	4,756	3,969	3,454	3,120	2,010	3,636	3,717	24,663

Cash cost per Ounce of Silver net of by-product credits	=C/D	$8.14	$12.94	$12.89	$11.56	$13.22	$13.16	$10.12	$11.46

Adjusted Losses and Basic Adjusted Losses Per Share

Adjusted earnings is a non-GAAP measure that the Company considers to better reflect normalized earnings as it eliminates items that may be volatile from period to period, relating to positions which will settle in future periods, and items that are non-recurring. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred but does not reverse or otherwise unwind the effect of such items in future periods.

The following table shows a reconciliation of adjusted loss and earnings for the three and twelve months ended December 31, 2015 and 2014, to the net (loss) earnings for each period:

Adjusted Loss Reconciliation
(Unaudited in thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
(In thousands of USD, except as noted)	2015	2014	2015	2014
Net loss for the period	$(136,958)	$(525,727)	$(231,556)	$(544,823)
Adjust derivative (gain) loss	(4)	252	(278)	(1,348)
Adjust impairment of mineral properties	121,512	596,262	150,268	596,262
Adjust write-down of other assets	2,678	-	22,812	-
Adjust unrealized foreign exchange (gain) losses	(1,319)	(618)	860	4,034
Adjust net realizable value of heap inventory	6,366	10,982	6,401	36,578
Adjust unrealized loss on commodity contracts	2,989	-	2,835	-
Adjust gain on sale of assets	(38)	(945)	(372)	(1,145)
Adjust for effect of taxes	(12,743)	(101,413)	(8,938)	(110,383)
Adjusted loss for the period	$(17,517)	$(21,207)	$(57,968)	$(20,825)
Weighted average shares for the period	151,715	151,534	151,664	151,511
Adjusted loss per share for the period	$(0.12)	$(0.14)	$(0.38)	$(0.14)

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: Kettina Cordero - Manager, Investor Relations, (604) 684-1175, ir@panamericansilver.com, www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 08:00e 18-FEB-16